Filed Pursuant to Rule 433
Registration Statement Number 333-237980
June 4, 2020

HORMEL FOODS CORPORATION

Pricing Term Sheet

Issuer:	Hormel Foods Corporation

Security:	$1,000,000,000 1.800% Notes due 2030 (the “Notes”)

Security Type:	SEC Registered

Expected Ratings(1):	Moody’s: A1; S&P: A

Trade Date:	June 4, 2020

Settlement Date:	June 11, 2020 (T+5)

Aggregate Principal Amount:	$1,000,000,000

Stated Maturity:	June 11, 2030

Coupon (Interest Rate):	1.800% per annum, accruing from June 11, 2020 (calculated on the basis of a 360-day year consisting of twelve 30-day months)

Interest Payment Dates:	June 11 and December 11, commencing December 11, 2020

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	98-7+ / 0.810%

Spread to Benchmark Treasury:	+102 basis points

Yield to Maturity:	1.830%

Price to Public:	99.727% of principal amount

Underwriting Discount:	0.65% of principal amount

Optional Redemption:

Before March 11, 2030 (the date that is three months prior to stated maturity for the Notes), the Notes may be redeemable, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to the greater of: (i) 100% of the principal amount of the Notes to be redeemed; and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of

(1)  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the Prospectus Supplement) plus 15 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date of redemption.

If the Notes are redeemed on or after March 11, 2030 (the date that is three months prior to stated maturity for the Notes), the Notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to but excluding the date of redemption.

CUSIP / ISIN:	440452 AF7 / US440452AF79

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Manager:	U.S. Bancorp Investments, Inc.

Co-Managers:	MUFG Securities Americas Inc. Siebert Williams Shank & Co., LLC

It is expected that delivery of the notes will be made against payment thereof on or about June 11, 2020, which will be the fifth business day following the date of the pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the delivery of the offered notes will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.